Exhibit 99.1

Vedanta Limited

10 year extension for Cairn, Oil & Gas operated Rajasthan Block

Government of India extends the tenure of the Production Sharing Contract (PSC) for Rajasthan Block (RJ-ON-90/1)

The Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas (the “GoI”) has granted its approval for a ten-year extension of the PSC for the Rajasthan Block, RJ-ON-90/1 (the “RJ Block”).

The tenure of the RJ Block PSC is due to expire on 14th May, 2020. The tenure of the RJ Block PSC has been extended for an additional period of 10 years with effect from 15th May, 2020. Such extension has been granted by the GoI, pursuant to its policy dated 7th April, 2017 for extension of Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks PSCs signed by the GoI (the “Pre-NELP Extension Policy”), subject to certain conditions. The applicability of the Pre-NELP Extension Policy to the RJ Block PSC is currently sub judice.

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Sneha Tulsyan Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2017, please visit http://sd.vedantaresources.com/SustainableDevelopment2016-17/

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Vedanta Limited (the “Company”) has been working in partnership with its joint operation partner, ONGC in the RJ Block. The RJ Block PSC was signed in May 1995 between the GoI and a consortium consisting of ONGC and Shell India Production Development BV. Company currently holds 35% participation interest share of the RJ PSC and one of Company’s indirect subsidiaries, Cairn Energy Hydrocarbons Limited, holds additional 35% participation interest share, aggregating Company’s total participating interest share in the RJ Block PSC to 70%. The remaining 30% participating interest in the RJ Block PSC is held by ONGC.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Important notice

Certain information contained in this announcement, including any information as to the Group’s strategy, plans or future financial or operating performance constitutes “forward-looking statements”. These forward-looking statements can be identified by the use of terminology such as, “aims”, “anticipates”, “assumes”, “believes”, “budgets”, “could”, “contemplates”, “continues”, “estimates”, “expects”, “intends”, “may”, “plans”, “predicts”, “projects”, “schedules”, “seeks”, “shall”, “should”, “targets”, “would”, “will” or, in each case, their negative or other variations or comparable terminology. Forward-looking statements appear in a number of places throughout this announcement and include, but are not limited to, express or implied statements relating to the Group’s business strategy and outlook; the Group’s future results of operations; the Group’s future financial and market positions; expectations as to future growth; general economic trends and other trends in the industry in which the Group operates; the impact of regulations on the Group and its operations; and the competitive environment in which it operates.

By their nature, forward-looking statements are based upon a number of estimates and assumptions that, whilst considered reasonable by the Directors and the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those indicated, expressed or implied in such forward-looking statements. Forward-looking statements are not guarantees of future performance. Any forward-looking statements in this announcement reflect the Directors’ and the Company’s current view with respect to future events and are subject to certain risks relating to future events and other risks, uncertainties and assumptions. The forward-looking statements contained in this announcement speak only as at the date of this announcement. The Directors and the Company disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in their expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law. You are cautioned against placing undue reliance on any forward-looking statement in this announcement.